

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 22, 2022

Yoann Delwarde
Chief Executive Officer
Embrace Change Acquisition Corp.
5186 Carroll Canyon Rd
San Diego, CA 92121

> **Re: Embrace Change Acquisition Corp.**
> **Amendment No. 5 Registration Statement on Form S-1**
> **Filed on March 14, 2022**
> **File No. 333-258221**

Dear Mr. Delwarde:

We have limited our review of your registration statement to those issues we have addressed in our comment. We may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

Form S-1/A filed March 14, 2022

General, page 70

1.  We note your response to prior comment 2 and the statement on page 70 that you engaged the services of ARC Group Limited to provide financial advisory services to you "in connection with this offering." Please file the agreement between ARC and the sponsor and revise page 70 to further clarify the services to be provided by ARC in connection with the offering and/or identification and consummation of an initial business combination.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration.  Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Eric McPhee at 202-551-3693 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters.  Please contact Victor Rivera Melendez at 202-551-4182 or James Lopez at 202-551-3536 with any other questions.

       Sincerely,

       Division of Corporation Finance
       Office of Real Estate & Construction

cc:     Giovanni Caruso